UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                             Cypress Bioscience, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    232674507
                                 (CUSIP Number)

                                  May 12, 2003

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232674507

       1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Advisors LLC

       2. Check the Appropriate Box if a Member Of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

       3. SEC Use Only

       4. Citizenship or Place of Organization

          Delaware

                 5. Sole Voting Power 0
Number of
Shares           6. Shared Voting Power   1,221,000 (includes 571,000 shares
                    of common stock, par value $0.02 per share and warrants to purchase 650,000 shares of common stock, par value $0.02 per share)

Beneficially
Owned by         7. Sole Dispositive Power  0
Each Reporting
Person With      8. Shared Dispositive Power  1,221,000 (includes 571,000 shares of common stock, par value $0.02 per share and warrants to purchase 650,000 shares of common stock, par value $0.02 per share)

       9. Aggregate Amount Beneficially Owned by Each Reporting Person
          1,221,000

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11. Percent of Class Represented by Amount in Row (9) 7.06%

      12. Type of Reporting Person (See Instructions) IA

CUSIP No. 232674507

       1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Capital LLC

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

       3. SEC Use Only

       4. Citizenship or Place of Organization

          Delaware


                 5. Sole Voting Power 0
Number of
Shares           6. Shared Voting Power   1,221,000 (includes 571,000 shares
                    of common stock, par value $0.02 per share and warrants to purchase 650,000 shares of common stock, par value $0.02 per share)
Beneficially
Owned by         7. Sole Dispositive Power  0
Each Reporting
Person With      8. Shared Dispositive Power  1,221,000 (includes 571,000 shares of common stock, par value $0.02 per share and warrants to purchase 650,000 shares of common stock, par value $0.02 per share)

                 9. Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,221,000

                10. Check if the Aggregate Amount in Row (9) Excludes Certain
                    Shares (See Instructions)

                11. Percent of Class Represented by Amount in Row (9) 7.06%

                12. Type of Reporting Person (See Instructions) IA

CUSIP No. 232674507

       1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Samuel D. Isaly

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

       3. SEC Use Only

       4. Citizenship or Place of Organization

          United States

                 5. Sole Voting Power 0
Number of
Shares           6. Shared Voting Power   1,221,000 (includes 571,000 shares
                    of common stock, par value $0.02 per share and warrants to purchase 650,000 shares of common stock, par value $0.02 per share)
Beneficially
Owned by         7. Sole Dispositive Power  0
Each Reporting
Person With      8. Shared Dispositive Power  1,221,000 (includes 571,000 shares of common stock, par value $0.02 per share and warrants to purchase 650,000 shares of common stock, par value $0.02 per share)

                 9. Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,221,000

                10. Check if the Aggregate Amount in Row (9) Excludes Certain
                    Shares (See Instructions)

                11. Percent of Class Represented by Amount in Row (9) 7.06%

                12. Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Cypress Bioscience, Inc.

        (b)  Address: 4350 Executive Drive, Suite 325
             San Diego, CA 92121

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisors LLC
             OrbiMed Capital LLC
             Samuel D. Isaly

        (b) Address of Principal Business Offices:

             767 Third Avenue, 30th Floor
             New York, New York 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 232674507

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a Control Person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4. Ownership

        Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5. Ownership of Five Percent or Less of a Class   Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Reporting persons are holding 7.06% of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from or proceeds from sole of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable



Item 10.Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2003

                                                            OrbiMed Advisors LLC

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: Managing Member



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2003


                                                             OrbiMed Capital LLC

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: Managing Member


                                                                 Samuel D. Isaly

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly

                             JOINT FILING AGREEMENT



                                                                     Exhibit 1.1
                                                                     -----------

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated May 16, 2003, (the "Schedule 13G/A"), with respect to the Common Stock, par value $0.02 per share, of Cypress Bioscience, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 16th day of May, 2003.


                                                            OrbiMed Advisors LLC

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: Managing Member

                                                             OrbiMed Capital LLC

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: Managing Member


                                                  By: /s/ Samuel D. Isaly
                                                  ---------------------------
                                                  Name:  Samuel D. Isaly

                                                                     Exhibit 2.1
                                                                     -----------

                             STATEMENT OF CONTROL PERSON


The Statement on this Schedule 13G/A dated May 16, 2003 with respect to the common stock par value $0.02 per share of Cypress Bioscience, Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as a control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).